ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

        Adam M. Schlichtmann

T +1 617 951 7114

F +1 617 235 7346

                             adam.schlichtmann@ropesgray.com

February 12, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Investment Funds (the “Fund”)

  File Nos. 811-22743 & 333-185238

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), which was filed on December 3, 2012. The comments were provided to Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Fund, by letter received January 7, 2013. The comments, together with the Fund’s responses, are set forth below.

General

1.	It appears that the Fund seeks the flexibility to invest up to 50% of its assets, directly or indirectly, in investment funds (or other similar vehicles) that are not registered under the 1940 Act. Please identify to us any other open-end fund currently operating that invests to a significant extent in a manner similar to the Fund (i.e., that invest in hedge funds, traded foreign funds, UCITs, as well as indirectly through wholly owned Cayman and trading entity subsidiaries). If there are any such funds, please identify for us the similarities and differences between the Fund and those other funds.

Response: As indicated in the Fund’s prospectus, the Fund expects to allocate more than 50% of its assets to sub-advisers, while up to 50% of the Fund’s assets may be managed by the Fund’s adviser directly. The Fund’s adviser may invest up to 25% of the Fund’s assets in unaffiliated hedge funds, funds traded publicly on foreign exchanges, and funds that are Undertakings for Collective Investment in Transferable Securities (so-called “UCITS funds”). The Fund’s adviser may also invest up to 25% of the Fund’s assets in the Fund’s wholly-owned subsidiary.

The Fund notes that there are a number of open-end funds currently operating that invest to a meaningful extent in hedge funds, traded foreign funds, or UCITS, or invest indirectly through wholly-owned subsidiaries. For example, Arden Alternative Strategies Fund, a series of Arden Investment Series Trust, is a registered open-end fund whose registration statement was declared effective on November 1, 2012. Arden Alternative Strategies Fund employs a multi-manager structure similar to that proposed for the Fund. According to Arden Alternative Strategies Fund’s prospectus, that fund’s investment adviser may directly manage up to 20% of the fund’s assets, with up to 10% of those assets invested in “hedge funds (i.e., funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act … ), funds traded publicly on foreign exchanges, and, to a lesser extent, affiliated and unaffiliated open-end and closed-end registered investment companies.” Arden Alternative Strategies Fund also has a wholly-owned subsidiary that may invest in trading entities in a manner similar to that proposed by the Fund. In addition, there are a number of other open-end funds that invest in trading entities in a similar manner, such as Ramius Trading Strategies Managed Futures Fund, a series of Investment Managers Series Trust.

Examples of other open-end funds that invest a portion of their assets in hedge funds, traded foreign funds, or UCITS funds include: (1) Legg Mason Capital Management Opportunity Trust, a series of Legg Mason Investment Trust, a registered open-end fund that commenced operations in April 2012 and that, pursuant to its most recent shareholder report, had approximately 5% of its assets allocated to hedge funds; (2) Legg Mason Permal Tactical Allocation Fund, a series of Legg Mason Partners Equity Trust, a registered open-end fund that commenced operations in April 2009 and that, pursuant to its most recent shareholder report, had approximately 5% of its assets allocated to funds traded publicly on a foreign exchange; and (3) Van Eck Multi-Manager Alternatives Fund, a series of Van Eck Funds, a registered open-end fund that commenced operations in June 2009, employs a multi-manager structure similar to that proposed for the Fund, and that, pursuant to its most recent shareholder report, had approximately 6% of its assets allocated to UCITS funds.

2.	The Fund will be sold to clients of investment advisors, consultants, broker dealers or financial intermediaries. Will there be any minimum investment limitations, suitability requirements or transfer restrictions imposed on investors in the Fund?

Response: The Fund will be an open-end, registered investment company, available to any investor that meets applicable investment minimum amounts.

3.

The summary section of the prospectus discloses that the Fund will use derivatives, including total return swaps, credit default swaps, futures and options, to gain exposure, to enhance returns and for hedging. Please summarize in this section, and disclose all material derivative investments. In this regard, see The Letter to Karrie McMillan, Esq., General

Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

Response: The Fund has reviewed the letter referenced in the comment above and believes that its disclosures are consistent with the views expressed in the letter. The Fund has added disclosure regarding its standards for counterparty creditworthiness, as requested.

4.	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example:

•	delete the duplicative definition of the term “Trading Entities” appearing on pages 5 and 14,

•

clarify the highlighted word and phrase in the following sentence: “Financial intermediaries who offer Class I Shares typically charge fees from their clients and/or offer the shares subject to policies that are in addition to those described in this Prospectus,”

•

delete the duplicative clause or sentence appearing twice in the first paragraph of the discussion sub-captioned “Securities Lending” on page 8 of the SAI “as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially,” and

•	correct the cross reference appearing on page 9 of the SAI to “Risks Arising from Investment Activities of the Fund-Non-U.S. Securities,” which does not appear in either the SAI or the prospectus.

Response: The Fund acknowledges the staff’s comment, and has made the requested revisions.

Prospectus

Summary of Fees and Expenses – Page 3

5.	Revise the fee table consistent with the following:

•	change the line items beginning with the terms “Gross annual” and Net annual” so as to use the terms required by the form,

Response: The Fund has made the requested revisions.

•

correct the term “Specified Expenses” appearing in footnote 3, which arguably refers to the “Annual fund operating expenses” segment of the table, so as to refer to a caption actually appearing in the table, and

Response: The Fund has revised this footnote to clarify that “specified expenses” does not refer to any specific line in the fee table, but instead encompasses the expenses specified in the expense limitation and reimbursement agreement between the Fund and its investment adviser.

•

clarify the following sentence appearing in this note so as to clarify whether it is referring to the waiver, the recoupment or both: “This arrangement cannot be terminated before [        ] without the consent of the Fund’s board of trustees (the “Board”).” Please also confirm to us that the termination date will be no less than one year following the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-IA.

Response: The Fund has made the requested revisions. The Fund confirms that the termination date of the agreement will be no less than one year following the effective date of the registration statement.

Principal Investment Strategies – Page 4

6.	Disclosure in the second paragraph states that the Fund may invest up to 25% of its total assets in investment funds. If the Fund may invest in funds that are excluded from the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure. In this connection, add risk disclosure regarding “side pockets,” “special investment accounts,” and “lockups” and similar arrangements to which the Fund’s investments may become subject.

Response: The Fund has added the requested disclosure.

7.	Disclosure on page 5 regarding the Fund’s investments refers to entities called “Undertakings for Collective Investment in Transferable Securities.” Add disclosure at an appropriate location that briefly explains the nature of these entities and the salient risks, including the duplication of certain fees and expenses.

Further, with respect to the disclosure that: “The Advisor may invest up to 25% of the Fund’s assets in unaffiliated hedge funds, funds traded publicly on foreign exchanges and funds that are Undertakings for Collective Investment in Transferable Securities . . .,” the Fund should explain to the staff how an open-end fund, such as the Fund, may invest in this manner in light of the limits on investing in other investment companies in §12 and the 15% limit on illiquid investments.

Response: The Fund has added the requested disclosure regarding UCITS funds.

The Fund acknowledges the limitations imposed by §12 of the 1940 Act and confirms to the staff that it intends to comply with these restrictions. The Fund notes that if a registered open-end fund purchases shares of a §3(c)(7) fund, the acquired §3(c)(7) fund would not be deemed an “investment company” for purposes of the investment limitations imposed by §12(d)(1). In addition, the Fund notes that in a “no-action” letter to Red Rocks Capital, LLC (June 3, 2011), the staff said it would not recommend enforcement under §12(d)(1)(A) of the 1940 Act if a registered open-end fund purchases shares of “subject foreign funds” (as defined in the Red Rocks Capital no-action letter; generally, publicly offered investment companies organized outside of the United States) in excess of the limits in Section 12(d)(1)(A) of the 1940 Act, subject to certain conditions specified in the no-action letter. A portion of the Fund’s investments subject to the 25% limitation described in Comment 7 may be investments in “subject foreign funds,” as that term is defined in the Red Rocks Capital, LLC no-action letter; such investments would be made consistent with the conditions stated in that no-action letter.

The Fund also acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and confirms its intention to comply with this restriction. The Fund believes that certain investment funds (as the Fund uses that term in its prospectus) – in particular, certain funds traded publicly on foreign exchanges, certain UCITS funds and, potentially, certain §3(c)(7) funds – may qualify as liquid investments for purposes of the 15% limitation.

8.	The second full paragraph on this page discusses the Fund’s investment of up to 25% of its assets in a Cayman Island wholly owned subsidiary. In this connection, please address the following:

a. please confirm that the subsidiary will enter into an investment advisory agreement with the Fund’s investment adviser pursuant to the requirements of §15(a) of the 1940 Act,

Response: Although the subsidiary is not an investment company subject to the 1940 Act, the Fund confirms that the subsidiary voluntarily will enter into an investment advisory agreement with the Fund’s investment adviser pursuant to the requirements of §15(a) of the 1940 Act. As stated in the prospectus, the Fund’s investment adviser may retain one or more sub-advisers to invest the Subsidiary’s assets. The Fund confirms that any sub-advisory agreement to manage the assets of the Subsidiary will be entered into pursuant to the requirements of Section 15(a) of the 1940 Act.

b. please confirm that the subsidiary’s board of directors will be signatories to the Fund’s registration statement,

Response: The Fund will seek to have the directors of the subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

c. please confirm that the subsidiary’s financial statements will be consolidated with the Fund’s financial statements,

Response: The Fund confirms that the subsidiary’s financial statements will be consolidated with the Fund’s financial statements, consistent with the no-action letter issued to Fidelity Select Portfolio (Apr. 29, 2008).

d. please confirm that the Fund and the subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis. In particular, please confirm that the consolidated entity will comply with the provisions of: Section 8 of the 1940 Act relating to investment policies; §17 relating to affiliated transactions, custody and fidelity bond; §18 relating to capital structure and leverage; §31 regarding books and records; and the 1940 Act relating to pricing and accounting,

Response: The Fund confirms that the Fund and the subsidiary will comply, on a consolidated basis, with relevant provisions of the 1940 Act, including the provisions identified above.

e. please confirm that the subsidiary will have an eligible custodian under §17(f) of the 1940 Act,

Response: The Fund confirms that the subsidiary will have an eligible custodian under §17(f) of the 1940 Act.

f. please confirm that the subsidiary’s expenses will be included in the fee table as a separate line item,

Response: The Fund confirms that the subsidiary’s expenses will be included in the fee table as a separate line item.

g. please confirm that the subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the subsidiary’s books and records by the staff,

Response: The Fund confirms that the subsidiary and its board of directors will designate an agent for service of process in the United States and will agree to inspection of the subsidiary’s books and records by the staff of the Securities and Exchange Commission.

h. please disclose whether the Fund has any intention to sell or transfer the shares of the subsidiary,

Response: The Fund has added disclosure indicating that it does not intend to sell or transfer shares of the subsidiary to any third party.

i. confirm whether the subsidiary sells its securities only to the Fund,

Response: The Fund confirms that the subsidiary will sell its securities only to the Fund.

j. confirm whether additional disclosure regarding the corporate structure of the subsidiary is contained elsewhere in the registration statement,

Response: The Fund has added disclosure regarding the corporate structure of the subsidiary in the Statement of Additional Information, under Investment Policies and Restrictions – Organization and Management of the Wholly-Owned Subsidiary.

k. the section entitled “More on Fund Management - Advisor and Sub-Advisers” on page 28 states that the advisory fee is based on the Fund’s average daily net assets. Confirm whether this includes the assets of the subsidiary. If not, explain how the assets of the subsidiary are accounted for in the payment of the advisory fee, and

Response: The advisory fee paid by the Fund is based on the Fund’s average daily net assets, which includes the net assets of the subsidiary. In recognition of this, the subsidiary’s advisory agreement provides that, for so long as the Fund pays an advisory fee that is based in part on the net assets of the subsidiary, the fee that the subsidiary would owe under its advisory agreement is waived.

l. the section entitled “Shareholder Information-Determination of Net Asset Value” on page 30 explains that: “The NAV per share of the Fund is determined by dividing the total value of the Fund’s portfolio investments and other assets, less any liabilities, by the total number of outstanding shares.” Confirm whether this includes the value of the securities owned by the subsidiary.

Response: The Fund confirms that the value of the securities and other assets owned by the subsidiary, as well as any liabilities of the subsidiary, are included in the determination of the Fund’s net asset value.

9.	a. Disclosure in this same paragraph indicates that the subsidiaries assets may be invested by one or more “trading entities.” Apply, as appropriate, the above Cayman Island subsidiary comments to these entities, or explain why such comments are not appropriate as relates to the subsidiary’s trading entities. At an appropriate location, please also disclose the effect on shareholder fees and expenses.

Response:

The Fund does not expect that any trading entities, which are expected to invest almost exclusively in non-securities, will be investment companies under the 1940 Act. Nonetheless, the trading entities voluntarily will meet certain requirements of the 1940 Act. While the trading entities will enter into trading agreements with commodity trading advisors, not the Fund’s investment adviser or any sub-adviser, the Fund’s board of trustees will review and approve each trading agreement between a trading entity and its commodity trading advisor, at an in-person meeting, in accordance with Section 15(a) of the 1940 Act. The subsidiary’s custodian, an eligible custodian under Section 17(f) of the 1940 Act, will also serve as the custodian of the trading entities.

The trading entities are expected to be single member LLCs that are not expected to have boards of directors. The Fund will seek to have the trading entities sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law. The Fund expects the trading entities’ financial statements to be consolidated with the Fund’s financial statements consistent with the no-action letter issued to Fidelity Select Portfolio (Apr. 29, 2008). The Fund intends to include the trading entities’ expenses with the subsidiary’s expenses in the fee table in a single line item. The trading entities will designate an agent for service of process in the United States and will agree to inspection of their books and records by the staff of the Securities and Exchange Commission. Additionally, the trading entities voluntarily will meet or cooperate so that the Fund or other service providers to the Fund will meet certain other provisions of the 1940 Act on a consolidated basis, including §8 of the 1940 Act relating to investment policies, §17 relating to affiliated transactions, custody and fidelity bonds, §18 relating to capital structure and leverage, §31 relating to books and records and the 1940 Act provisions relating to pricing and accounting. At present, the Fund does not anticipate that the trading entities will sell their securities to any entity other than the subsidiary. The Fund confirms that the value of the securities and other assets owned by the trading entities, as well as any liabilities of the trading entities, are included in the determination of the Fund’s net asset value. The Fund notes that disclosure is included in the registration statement regarding the advisory fees that the trading entities are expected to pay and the expected structure of the trading entities.

b. The last sentence of this paragraph states that: “The Advisor expects that each Trading Entity will pay its manager both a management fee based on the Trading Entity’s investment exposure (which the Advisor expects will exceed the Trading Entity’s total assets) and a performance fee calculated as a percentage of the Trading Entity’s profits.” Explain the operation and nature of the management and performance fees paid to the managers. Explain whether the performance fee is subject to Investment Company Act Release No. 7113 (April 6, 1972), and if not, why not. Explain to the staff the meaning of and basis for the highlighted clause indicating that the entities’ exposure will exceed it assets.

Response: The Fund expects that each manager of a trading entity will be a commodity trading advisor, managing a commodity-futures trading strategy on behalf of the trading entity. The Fund submits that a commodity trading advisor may charge a performance fee without complying with Section 205(a) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), provided that the fee is not based on investments in securities (see John W. Henry & Co., Inc., SEC No-Action Letter (Sept. 20, 1996)). Investment Company Act Release No. 7113 (April 6, 1972) is not relevant to fees that are not subject to Section 205(a) of the Advisers Act.

The operation and nature of the fees expected to be paid to the commodity trading advisors are described at page 4 of the Fund’s SAI. The Fund has added disclosure to the prospectus at page 15, providing a description of these fees.

With reference to the highlighted clause identified in your comment, the investment exposure of each Trading Entity is expected to exceed the cash deposited in its trading account(s). For example, in order for a trading entity to trade a $50,000,000 portfolio (its “nominal trading level”) the trading entity’s initial margin requirement might be only $2,500,000. Instead of “fully funding” its account by depositing $50,000,000, the trading entity might deposit a lesser amount that meets the account’s ongoing minimum margin requirements. The difference between the amount of cash deposited in the account and the nominal trading level of the account is known as notional funding.

10.	Disclosure in the third paragraph on this page states that: “The Fund may have significant investment leverage as a result of its use of derivatives or its investments in the Subsidiary, Investment Funds or Trading Entities.” Disclose the forms this leverage may take and the regulatory limits applicable to the categories of leverage.

Response: The Fund has added the requested disclosure.

Principal Investment Strategies – Page 5

11.	Disclosure in the first full paragraph states that: “A portion of the Investment Funds (no more than 15% of the Fund’s assets, taken together with any other illiquid assets held by the Fund) is expected to be “illiquid” (i.e., holdings that the Fund would not be able to sell or dispose of in the ordinary course of business within seven calendar days).” In this regard:

a) Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets. The staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued it. See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 186121 (March 20. 1992).

Response: The Fund confirms that its aggregate holdings of illiquid assets will not exceed 15% of net assets.

b) Please disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit. Please clarify that ultimate responsibility for liquidity determinations rests with a mutual fund’s board, although the board may delegate the day-to-day function of determining liquidity to the fund’s investment adviser, provided the board retains sufficient oversight. The actual determination of whether a particular mutual fund asset is illiquid should be made under guidelines and standards established by the fund’s board. See, e.g., Investment Company Act Release No. 14983 (March 12, 1986) and Merrill Lynch Money Markets Inc., No-Action Letter (pub. avail. January 14, 1994). Please furnish us a copy of the guidelines and standards adopted by the Fund’s Board to determine whether a security held by the Fund is liquid.

Response: The Fund’s board of trustees will adopt compliance policies addressing liquidity and will receive regular reporting on liquidity from the Fund’s investment adviser. A draft copy of these compliance policies will be submitted to the staff under separate cover.

Principal Investment Risks

Borrowing Risk – Page 6

12.	Delete the last sentence of the fifth bullet which says: “Borrowing also may cause the Fund to be leveraged.”

Response: The Fund has made the requested deletion.

13.	With respect to the “Event-Driven” bullet at the bottom of page 7, disclose whether the events may be related to natural disasters, climate or weather, the market for and liquidity of these instruments, and whether there are any limits on the types of such securities the Fund may acquire.

Response: The Fund confirms that “Event-Driven Trading Risk” relates to corporate events, such as mergers, litigation outcomes, drug trial results, and the like. The Fund has added a separate bullet under the heading “Reinsurance Risk” to address events related to natural disasters, climate or weather.

Risks Specific to Investments in Investment Funds and Trading Entities

Limited Information Rights – Page 11

14.	Disclosure hereunder indicates that the advisor will be dependent on information provided by the investment funds and trading entities, that the advisor has little or no means of independently verifying this information, that shareholders of the Fund will have no right to receive information about the investment funds, the trading entities or their managers, and will have no recourse against investments funds, the trading entities or their managers. Other disclosure states that the trading entities are wholly owned by the subsidiary and that the subsidiary is wholly owned by the Fund. Disclose why the Fund has no information regarding entities it owns.

Response: The Fund has revised this disclosure to distinguish between the Fund’s investments in unaffiliated investment funds and investments that are wholly owned by the subsidiary.

Performance Fees

15.	If applicable, disclose that each arrangement may be different and generally how they are structured and the fees charged thereunder.

Response: The Fund has added the requested disclosure.

Performance

16.	Revise the disclosure to indicate that the Fund does not yet have a full calendar year of performance and may not disclose performance until such time as it has performance for that period.

Response: The Fund has made the requested revisions.

Risks

Hedging Transactions Risk – Page 21

17.	Disclosure in the third paragraph states that: “For a variety of reasons, the Fund may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged.” If this is not a typographical error, please explain why the Fund would hedge in this manner.

Response: The Fund confirms that this is not a typographical error. The Fund may not seek to establish a perfect correlation between a hedging instrument and the portfolio holdings being hedged if, in the judgment of the Fund’s investment adviser (or sub-adviser), the cost of establishing a perfect correlation is unjustified in the circumstances, or if, in the judgment of the Fund’s investment adviser (or sub-adviser), it is advisable for investment purposes not to establish a perfect correlation. In addition, there may be circumstances in which it is not possible to establish a perfect correlation.

Leverage Risk – Page 22

18.	Disclosure under this caption indicates that a total return swap on an investment account or vehicle managed by a third party could represent investment exposure by the Fund that far exceeds the fixed amount that the Fund is required to pay the counterparty. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges the staff’s comment.

REIT Investment Risk – Page 25

19.	Add disclosure regarding the duplication of expenses.

Response: The Fund has added the requested disclosure.

Risks Specific to Investments in Investment Funds and Trading Entities

Waiver of Voting Rights – Page 27

20.	This sub-caption discloses that the Fund intends to purchase non-voting securities of, or to contractually forego the right to vote in respect of, investment funds in order to prevent the Fund from becoming an “affiliated person” of the investment fund for purposes of the 1940 Act and becoming subject to the prohibitions on transactions with affiliated persons contained in the 1940 Act. With respect to the acquisition of non-voting securities add disclosure providing a concise description of the arrangements under which the Fund waives its voting rights for securities of the investment fund in which the Fund invests, including:

•	any contractual arrangements under which the Fund would waive its voting rights with respect to voting securities,

•	whether such waivers would be irrevocable,

•

who determines if the Fund will waive its voting rights (e.g., investment adviser and/or board). If the adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Fund’s voting rights,

•	whether the Fund’s board or the adviser will consider the interests of the Fund’s adviser or the adviser’s other clients when deciding to waive the Fund’s voting rights,

•	the kind of non-voting securities involved,

•	the standards, if any, the board will apply to protect the rights of the Fund’s shareholders, and

•	in addition, explain to us how waiving voting rights would be consistent with the fiduciary obligations of the board and adviser to the Fund.

In addition, please disclose the possible impact on the Fund’s operations of the Fund’s ability to waive its voting rights, including the impact, if any, the waiver arrangement may have on the ability of the Fund and other clients of the Fund’s adviser to invest in the same investment vehicles.

Please also add disclosure regarding the possible consequences of the Fund waiving its voting rights, including the possibility the Fund could still be deemed to be an affiliated person of an investment fund and therefore be subject to the prohibitions in §17 of the 1940 Act notwithstanding that the Fund does not own 5 percent or more of the voting securities of the investment vehicle.

Response: The Fund has added the requested disclosure. The Fund notes that a decision to waive voting rights in connection with an investment may be consistent with the fiduciary obligations of its board of trustees and its investment adviser in certain circumstances. For example, in some circumstances, the voting rights associated with an investment are severely limited, such that the “cost” to the Fund of waiving voting rights is outweighed by the benefit to the Fund (in terms of the implementation of its investment strategy) attained through exposure to the investment. The investment adviser, subject to policies adopted by the Fund’s board of trustees, may determine that it is in the best interests of the Fund to make a particular investment notwithstanding the need for the Fund to waive its voting rights in connection with the investment.

Shareholder Information

Determination of Net Asset Value – Page 30

21.	Disclosure hereunder states: “In addition, because the Fund may hold portfolio securities listed on non-U.S. exchanges that trade on days on which the NYSE or the U.S. bond markets are closed, the net asset value of the Fund’s shares may change significantly on days when shares cannot be redeemed.” If the highlighted clause means that the Fund expects to close for redemptions on days the bond market is closed, explain the basis for this policy in light of §22(e) of the 1940 Act.

Response: The Fund does not expect to close for redemptions on days the bond market is closed, and has revised its disclosure to clarify this matter.

Shareholder Information

Redemption of Shares – Page 33

22.	Describe the “other property” referred to in the third paragraph, e.g., might commodities be distributed to investors in the Fund. Disclose the risk related to the distribution of assets other than cash.

Response: The Fund has added the requested disclosure.

23.	The fifth paragraph references the anti-money laundering regulations. Describe the requirement in more detail, disclose the information that investors must provide to the Fund and disclose that the Fund has appointed an anti-money laundering compliance officer.

Response: The Fund has added the requested disclosure.

Statement of Additional Information

Cover Page

24.	The last sentence on the cover states that: “Capitalized terms not otherwise defined in this SAI have meanings accorded to them in the Fund’s Prospectus.” Defined terms used in this document should be defined in this document.

Response: The Fund has made the requested revisions.

INVESTMENT POLICIES AND RESTRICTIONS – Page 4

25.

The third sentence of the first paragraph states that the investment funds and trading entities are not subject to the investment policies of the Fund and may have different or contrary investment policies. Add this statement to the prospectus summary. Explain how the trading entities are designed to operate, how and where they are created, what they are designed to do for the Fund, whether the adviser for each will be a CTA, and why the Cayman Island subsidiary invests indirectly through these entities and not directly.

Response: The Fund has added the requested statement to the prospectus summary. With respect to the staff’s questions regarding the trading entities, the Fund expects the trading entities to be organized as Delaware LLCs. The Fund ordinarily expects the trading entities to be managed by registered CTAs (unless an exemption from registration applies) in accordance with the applicable CTAs’ managed futures strategies. Investments in the trading entities are intended to provide the subsidiary, and, as a result, the Fund, with investment exposure to managed futures strategies. The subsidiary expects to obtain exposure to managed futures strategies through trading entities, rather than directly, generally to provide a measure of protection for the assets of the Fund, the subsidiary, and other trading entities from the liabilities of each trading entity.

26.	Disclosure in the third paragraph states that the management fee is calculated based on the Trading Entity’s nominal trading level and the performance fee is calculated as a percentage of the Trading Entity’s net profits. Add disclosure on this point to the prospectus.

Response: The Fund has added the requested disclosure.

Fundamental Investment Restrictions – Page 5

27.	Disclosure in the paragraph following the list of fundamental restrictions indicates that interpretations and guidance provided by the SEC staff “may be taken into account, where deemed appropriate by the Fund, to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC.” What interpretations and or pronouncements are outside this policy?

Response: No interpretations or pronouncements are per se outside of this policy. This disclosure is intended to indicate that some judgment may be required to determine which interpretations or pronouncements, if any, apply to particular facts at hand.

Fundamental Investment Restriction (2) – Page 6

28.	Disclosure under this sub-caption indicates that, among others, investment funds, futures clearinghouses and securities clearinghouses will not be considered to be part of any industry. Explain to the staff the basis for this statement.

Response: The disclosure in question is intended to clarify that the Fund’s policy not to concentrate in any “industry” does not limit the Fund’s ability to invest more than 25% of its assets in investment funds, or to have credit exposure to any particular securities clearinghouse or futures clearinghouse as a result of the Fund’s (or the subsidiary’s or trading entities’) investments that are cleared through such institutions.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS – Page 7

29.	Disclosure in the first paragraph states that: “Any decision to invest in the Fund should take into account the possibility that the Fund may make virtually any kind of investment, and be subject to related risks, which can be substantial.” Add similar disclosure to the prospectus summary.

Response: The Fund has added the requested disclosure.

Securities Lending – Page 8

30.	With respect to this disclosure, clarify who manages the cash collateral, whether that entity is an affiliate, of the Fund, and the considerations that led to that arrangement. Disclose how the lending agent is paid, and that the costs of securities lending are not included in the fee table. Depending on the circumstances surrounding the fee, disclose that the fee may entail an inherent conflict of interest. Add disclosure regarding the regulatory limitations applicable to securities lending, including a statement that the Fund will limit its lending to no more than a third of its assets.

Response: The Fund has added the requested disclosure regarding regulatory limitations. The Fund will reevaluate its disclosure at such time as securities lending arrangements are finalized.

OTC Options – Page 11

31.	Add disclosure regarding OTC options to the effect that in the view of the staff OTC options and assets used to cover such options are considered illiquid. Disclose also whether the Fund will engage in American and European style options.

Response: The Fund has added the requested disclosure. The Fund notes in this regard its view that certain OTC options may be liquid (for example, OTC options purchased from a creditworthy counterparty under which the Fund has the contractual right to terminate the option within 7 days). The Fund also notes the staff’s position with respect to the illiquidity of assets used to cover OTC options stated in the Prudential-Bache Government Plus Fund II (Sept. 18, 1987) and

Limited Term Government Series of Drexel Series Trust (Mar. 3, 1988) no-action letters.

Legal and Regulatory Risk – Page 38

32.	Revise this disclosure so as to include information on the turmoil and developments in the international markets. Add appropriate disclosure regarding this subject matter to the prospectus.

Response: The Fund has added the requested disclosure.

MANAGEMENT – Page 40

33.	Revise the discussion captioned “Management” so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 17, Instruction 2, to Form N-lA.

Response: The Fund has made the requested revisions.

Part C – Signatures

34.	The signature page of the filing must contain the signatures required by §6 of the Securities Act.

Response: The Fund acknowledges the staff’s comment.

Multi-Manager Order

The Fund advises that it intends to operate, with respect to the Sub-Advisers (as defined in the registration statement), pursuant to an exemptive order of the SEC (File 812-14076) pursuant to Section 6(c) of the 1940 Act, providing an exemption from Section 15(a) of the 1940 Act, rule 18f-2 thereunder and certain disclosure requirements under various rules and forms. The most recent amended application for this order was filed by the Fund on January 17, 2013.

Very Truly Yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

cc:	Scott Sherman, Esq.
James Hannigan, Esq.
James E. Thomas, Esq.